Exhibit 99.1

Nisun International Signs $50 Million Corn Supply Agreement with Sichuan Yingdafeng Agricultural Technology Co., Ltd.

The Company Forecasts Strong Growth in 2025 Driven by Supply Chain and KFC Franchise Expansion

Shanghai, China – May 5, 2025 – Nisun International Enterprise Development Group Co., Ltd (“Nisun International” or the “Company”) (NASDAQ: NISN), a technology-driven organization focused on transforming supply chain and agricultural logistics, today announced the signing of a USD $50 million corn supply agreement with Sichuan Yingdafeng Agricultural Technology Co., Ltd. (“Yingdafeng”).

Under the agreement, Yingdafeng will supply high-quality yellow corn over a 12-month period. All shipments will comply with national food safety and quality standards, supporting Nisun International’s expanding role in China’s agricultural supply chain.

“This agreement enhances our sourcing capabilities and reflects our commitment to building a resilient and efficient agricultural supply chain,” said Mr. Xin Liu, CEO of Nisun International.

In support of long-term shareholder value, Nisun International will continue executing its existing stock repurchase plan, reflecting the management team’s confidence in the Company’s performance and its belief that the current share price undervalues the business. The buyback strategy is designed to strategically deploy capital while reinforcing investor confidence.

“We remain focused on delivering consistent growth and maximizing shareholder returns,” added Mr. Liu. “Our business fundamentals are strong, and our strategic initiatives are aligned for long-term value creation.”

About Nisun International Enterprise Development Group Co., Ltd

Nisun International Enterprise Development Group Co., Ltd (NASDAQ: NISN) is a technology-driven, integrated supply chain solutions provider focused on transforming the corporate finance industry. Leveraging its industry experience, Nisun International is dedicated to providing professional supply chain solutions to Chinese and foreign enterprises and financial institutions. Through its subsidiaries, Nisun International provides users with professional solutions for technology supply chain management, technology asset routing, and digital transformation of tech and finance institutions, enabling the industry to strengthen and grow. At the same time, Nisun International continues to deepen the field of industry segmentation through industrial and financial integration. Focusing on industry-finance linkages, Nisun International aims to serve the upstream and downstream of the industrial supply chain while also assisting with supply-side sub-sector reform. For more information, please visit http://ir.nisun-international.com/

Cautionary Note Regarding Forward-Looking Statements

This press release contains information about Nisun International 's view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Nisun International encourages you to review other factors that may affect its future results in Nisun International 's registration statement and in its other filings with the Securities and Exchange Commission. Nisun International assumes no obligation to update or revise its forward-looking statements as a result of new information, future events or otherwise, except as expressly required by applicable law.

Contacts

Nisun International Enterprise Development Group Co., Ltd

Investor Relations
Tel: +86 (21) 6266-2366
Email: ir@cnisun.com